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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.

Contact: Sonya Chan
         Director of Communications
         iPrint
         SChan@iPrint.com
         ----------------
         650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------


            iPRINT ANNOUNCES Q2 RESULTS, TOPS CONSENSUS EPS ESTIMATE

               Company Focuses on Upcoming Wood Associates Merger

(Menlo Park, CA - July 30, 2001) - iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider, today announced revenues of $2.5 million for the second fiscal quarter of 2001. Pro-forma net loss for the second quarter was $3.5 million, or a loss of $0.12 per share, compared with a pro-forma net loss of $5.5 million, or $0.18 per share, in the first quarter of 2001, and a pro-forma net loss of $9.1 million, or $0.30 per share, in the second quarter of 2000.

On a comparative basis, the pro-forma net loss for the second quarter beat the unrevised First Call consensus estimate of a net loss of $0.15 per share by $0.03. Pro-forma net loss and pro-forma net loss per share excludes non-cash compensation charges and corporate restructure costs.

"Besides cost cutting and focusing on higher quality revenues, our Q2 was all about reaching a definitive agreement with our merger partner Wood Associates," stated Royal P. Farros, Chairman and CEO of iPrint Technologies, inc. "We believe that combining Wood's 200 enterprise customers and solid revenue stream with iPrint's award-winning technology and robust operating infrastructure will give us the future growth profile that our shareholders expect. We are very excited about this combination."

On June 25, 2001, iPrint announced that it had entered into a definitive agreement to merge with Wood Associates, one of the leading suppliers of custom imprinted promotional items and marketing programs to the Fortune 1000. With 19 offices nationwide, Wood Associates services over 200 Fortune 1000 enterprise customers, including AOL Time Warner, BP, Charles Schwab, and Compaq.

"Our overriding mission continues to be building a solid, profitable company," added Farros. "Penetrating the enterprise space will help us meet this goal and the Wood merger is an accelerator for us in this regard. That's why we made forging this relationship our most important priority in Q2."

Cash, short-term investments and short-term restricted cash totaled $18.2 million as of June 30, 2001, $19.1 million including secured, long-term notes payable to the company on demand, compared to $23.1 million as of March 31, 2001. As of June 30, 2001, there were approximately 30.2 million shares of common stock outstanding.

Farros continued, "There has been distraction regarding class action lawsuits. We urge investors to read the complaints against us. These lawsuits focus on alleged arrangements between the underwriters and some of their customers for the company's stock. We believe the lawsuits and claims asserted against


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iPrint are without merit, and we will continue to defend ourselves vigorously.
In addition, we continue to work with Nasdaq to maintain our listing status. In early July we remedied our compliance for value of minimum public float, and once we've released the SEC documentation regarding the Wood merger, we will finally have the opportunity to discuss in detail with investors the strong benefits of this combination."


Other Second Quarter Highlights

 . Focus on higher quality revenues. Gross margin increased to 41% from 33% in Q1 2001 and 28% in Q2 2000.

 . Significant new technology partnerships with PeopleSoft, Microsoft, and Ariba.

 . Significant internal cost cutting, including headcount reduction from 118 at the end of Q1 2001 to 80 at the end of Q2 2001.

 . Introduction of e-Fulfillment technology, allowing corporations to offer customers easy access to ordering multi-component kits and marketing material via a customized, personalized electronic interface. iPrint's value-added services include technology, internal billing, credit card processing, backend fulfillment, shipping, and order tracking functions.

 . Corporate name change to iPrint Technologies, inc., intended to better reflect the nature of our expanding business.

Financial Guidance

The company believes near-term revenues and loss per share will be affected by merger related activities. As a result, the company believes it will see flat revenue and flat to slightly higher loss per share for Q3 2001 as compared with Q2 2001.

The company is keeping its annual guidance of $22.5 million to $28 million in revenues and pro-forma net loss per share of $0.45 to $0.50, but may revise this guidance as appropriate in accordance with merger related progress and economic conditions in the second half of 2001.

The company believes it has appropriate cash reserves to reach profitability.

Conference Call

iPrint's Senior Management will host its second quarter earnings conference call today, July 30, 2001, at 2:30 p.m. PDT. Interested parties will find a live Web cast and replay of the call at http://www.iPrint.com on the "Investor Relations" page. A transcript of the Q2 2001 conference call will also be made available at that location.

About iPrint

Founded in 1996, iPrint (NASDAQ: IPRT) is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as 3M, OfficeMax, Microsoft, and Intel. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint can be reached at http://www.iPrint.com.

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

iPrint is a registered trademark of iPrint.com, inc. Other marks are property of their respective owners.

Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) relating to iPrint's forecast of financial results, business relationships, listing status, and efforts to achieve profitability. Forward-looking statements are denoted by such phrases as "will give us the future growth profile," "will help us meet this goal," "will continue to defend ourselves," "will finally have the opportunity to discuss," "will continue to be affected by merger integration focus," "will see flat revenue" and other expressions that look to future events and performance, including references to benefits of the Wood merger, a future event. These types of statements address matters that are subject to risks and uncertainties which could cause actual results to differ materially from those stated or implied in this press release. These uncertainties include, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with Web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. There can be no assurance iPrint will remain listed on Nasdaq for the reasons stated in the release, or on the basis that the merger with Wood constitutes a so-called "reverse merger" under Nasdaq rules, as stated in our press release of June 25, 2001. In addition, all of iPrint's forward-looking statements should be considered in the context of other risk factors discussed in our SEC filings, including our most recent Form 10-Q, as well as our Form 10-K for the year ended December 31, 2000, available for viewing on our Web site. (To access this, please click on "Investor Relations," "SEC Filings.")

                                      # # #


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                            iPrint Technologies, inc.
                            Statements of Operations
                    (In thousands, except per share amounts)
                                   (Unaudited)


                                                                  Three Months Ended      Six Months Ended
                                                                      June 30,                June 30,
                                                                --------------------    --------------------
                                                                   2001       2000        2001        2000
                                                                --------------------    --------------------
Revenues:
   Printed products                                             $  2,346    $  4,318    $  5,410    $  7,177
   Other                                                             121         231         239         404
                                                                --------------------    --------------------
Total revenues                                                     2,467       4,549       5,649       7,581

Cost of sales:
   Printed products                                                1,460       3,323       3,597       5,499
   Other                                                             --           17         --           32
                                                                --------------------    --------------------
Total cost of sales                                                1,460       3,340       3,597       5,531
                                                                --------------------    --------------------



Gross Profit                                                       1,007       1,209       2,052       2,050

   Research and development                                        1,326       1,867       2,964       3,477
   Sales and marketing                                             1,993       7,120       5,724      15,850
   General and administrative                                      1,496       2,003       3,091       3,899
   Amortization of deferred compensation                             (17)        409        (417)      1,149
   Corporate restructuring costs                                     106         --          394         --
                                                                --------------------    --------------------
Total operating expenses                                           4,904      11,399      11,756      24,375

Loss from operations                                              (3,897)    (10,190)     (9,704)    (22,325)

Other income, net                                                    335         648         798         920
                                                                --------------------    --------------------
Net loss                                                        $ (3,562)   $ (9,542)   $ (8,906)   $(21,405)
                                                                ====================    ====================
Basic and diluted net loss per share                            $  (0.12)   $  (0.32)   $  (0.30)   $  (0.98)
                                                                ====================    ====================
Shares used to calculate basic and diluted net
  loss per share                                                  30,158      29,951      30,130      21,892
                                                                ====================    ====================

Pro forma net loss per share:

Pro forma net loss excluding amortization of deferred
   compensation and corporate restructuring costs               $ (3,473)   $ (9,133)   $ (8,929)   $(20,256)
                                                                ====================    ====================



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
Proforma basic and diluted net loss per share excluding
   amortization of deferred compensation and corporate
   restructuring costs                                          $  (0.12)   $  (0.30)   $  (0.30)   $  (0.93)
                                                                ====================    ====================

Pro froma net loss excluding depreciation and amortization,
   amortization of deferred compensation, and corporate
   restructuring costs                                          $ (2,962)   $ (8,430)   $ (7,912)   $(19,307)
                                                                ====================    ====================

Pro forma basic and diluted net loss per share excluding
   depreciation and amortization, amortization of deferred
   compensation and corporate restructuring costs               $  (0.10)   $  (0.28)   $  (0.26)   $  (0.88)
                                                                ====================    ====================




                            iPrint Technologies, inc.
                                 Balance Sheets
                                 (In thousands)

                                                                     June 30,       December 31,
                                                                       2001             2000
                                                                   ------------     ------------
                                                                   (Unaudited)
                  Assets
Current assets:
     Cash and cash equivalents                                      $ 10,645           $ 19,283
     Short-term investments                                            7,205              7,888
     Restricted cash                                                     356                356
     Accounts and other receivables, net                               1,227              1,874
     Prepaid expenses and other current assets                           394                412
                                                                    --------           --------
            Total current assets                                      19,827             29,813


Property and equipment, net                                            3,202              4,070

Deposits and other assets                                              2,163                205
                                                                    --------           --------
                                                                    $ 25,192           $ 34,088
                                                                    ========           ========


       Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable                                               $  2,361           $  2,509
     Accrued liabilities                                               3,233              2,546
     Current portion of bank borrowings and capital lease                  6                196
                                                                    --------           --------
            Total current liabilities                                  5,600              5,251


Noncurrent portion of loan and lease                                      10                 12

Commitments


Stockholders' equity:
     Common stock and additional paid-in capital                      81,551             83,292



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

     Notes receivable from stockholders                                 (317)              (655)
     Deferred compensation, net
                                                                        (890)            (1,950)
     Accumulated deficit
                                                                     (60,768)           (51,862)
     Accumulated other comprehensive income
                                                                           6                --
                                                                    --------           --------
Total stockholders' equity  (deficit)
                                                                      19,582             28,825
                                                                    --------           --------
                                                                    $ 25,192           $ 34,088
                                                                    ========           ========